Exhibit 99(h)(7)

Legg Mason Partners Fund Advisor, LLC
399 Park Avenue
New York, New York 10022

December 22, 2007

Citifunds Institutional Trust
           SMASh Series M Fund
           SMASh Series C Fund
           SMASh Series EC Fund
           SMASh Series MEC Fund
125 Broad Street
New York, New York 10004

           Re: Expense Reimbursement Agreement

Ladies and Gentlemen:

          Legg Mason Partners Fund Advisor, LLC (“LMPFA”) provides administrative and certain oversight services to Citifunds Institutional Trust (together with its successors, the “Trust”) in respect of SMASh Series M Fund, SMASh Series C Fund, SMASh Series EC Fund and SMASh Series MEC Fund (each, during the period prior to February 28, 2010 in which LMPFA is providing those services to that fund, a “SMASh Series Fund”). LMPFA hereby agrees to pay 100% of the Operating Expenses (as defined below) other than Fund-Paid Expenses (as defined below) payable by a SMASh Series Fund or will reimburse each SMASh Series Fund for 100% of the Operating Expenses other than Fund-Paid Expenses paid by such fund.

          “Operating Expenses” include, among other things, fees and expenses of custodians, transfer agents, registrars, independent pricing vendor and other agents; costs of accounting (audit) services provided to a fund; costs of a fund’s board or any committee thereof, meetings of shareholders and other meetings of the fund; board fees, travel expenses of officers, board members and employees of a fund, if any, and a fund’s pro rata portion of premiums on any fidelity bond and other insurance covering a fund and its officers, board members and employees; the salaries and expenses of a fund’s officers or employees that are not affiliated with LMPFA, if any; governmental fees; expenses of registering and qualifying shares for sale under applicable federal and state law; expenses relating to share certificates; expenses relating to issuing and redemption or repurchase of a fund’s shares and additional information and any supplements thereto, reports, proxy statements, notices and dividends to a fund’s shareholders; costs of stationery; website costs; organization costs of a fund; voluntary assessments and other expenses incurred in connection with membership in investment company organizations; and legal expenses; and expenses of other services provided to fund shareholders, such as administrative, transfer agency, distribution and marketing, participant performance monitoring, participant reporting and proxy voting in respect of shares of a fund.

          “Fund-Paid Expenses” means (i) brokerage fees and commissions (including dealer markups) and transfer taxes chargeable to a SMASh Series Fund in connection with the purchase and sale of portfolio securities for the fund; costs, including any interest expense, of borrowing money; costs of hedging transactions; costs of lending portfolio securities; and any expenses indirectly incurred through investments in other pooled investment vehicles; (ii) extraordinary expenses (as determined for purposes of fee disclosure in Form N1-A, as amended from time to time) as they may arise, including without limitation, those relating to actions, suits or proceedings to which a SMASh Series Fund is a party and legal obligations of a SMASh Series Fund to indemnify its trustees, officers, employees, shareholders, distributors and agents with respect thereto (collectively, transaction costs); and (iii) taxes payable by a SMASh Series Fund to federal, state, or other governmental agencies, other than transfer taxes, which are included in transaction costs, and other than excise taxes on retained income and taxes on undistributed capital gains.

          LMPFA’s obligations hereunder shall terminate on February 28, 2010.

          This letter agreement may not be assigned by the Trust.

Sincerely,

LEGG MASON PARTNERS FUND ADVISOR, LLC.

By:	/s/ Robert B. Shepler
Name:	Robert B. Shepler
Title:	Senior Vice President